As confidentially submitted to the U.S. Securities and Exchange Commission on April [  ], 2022.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[  ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Confidential Submission on

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BIOLIFE4D CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2836	81-4586116
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(224) 602-9569

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

National Registered Agents, Inc.

1209 Orange Street

Wilmington, DE 19801

(302) 658-7581

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lynne Bolduc, Esq.	Anthony W. Basch, Esq. Yan (Natalie) Wang, Esq.
Fitzgerald Kreditor Bolduc Risbrough LLP	Kaufman & Canoles, P.C.
2 Park Plaza, Suite 850	1021 East Cary Street, Suite 1400
Irvine, California 92614	Richmond, VA 23219
Tel: (949) 788-8900	Tel: (804) 771-5700
Fax: (949) 788-8980	Fax: (888) 360-9092

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

BIOLIFE4D CORPORATION has prepared this Amendment No. 2 to its Draft Registration Statement on Form S-1 (the “Additional DRS Filing”) for the sole purpose of submitting confidentially to the Securities and Exchange Commission (“SEC”) exhibits not previously submitted with Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted to the SEC on April 26, 2022 (the “DRS/A”). This Additional DRS Filing is being made due to a limitation on the number of exhibits or documents that we were able to submit at one time to the Edgar servers with the Original DRS/A. Save for the aforementioned inclusion of additional exhibits to the Original DRS/A, nothing herein amends the Original DRS/A and the Registration Statement that accompanies it and, accordingly, such Registration Statement has not been included herein.

EXHIBIT INDEX

Exhibit	Description
1.1*	Form of Underwriting Agreement between BioLife4D Corporation and Aegis Capital Corp.
3.1**	Amended and Restated Certificate of Incorporation of BioLife4D Corporation filed with the Division of Corporations, State of Delaware on February 4, 2022
3.2**	Amended and Restated Bylaws of BioLife4D Corporation, dated February 3, 2022
4.1 *	Form of Underwriter’s Warrant
4.2**	Form of Warrant Agent Agreement
4.3*	Form of Warrant
4.4*	Form of Pre-Funded Warrant
5.1*	Opinion of FitzGerald Kreditor Bolduc Risbrough LLP
10.1**	Advisory Board Agreement between BioLife4D Corporation and Sean Palecek, dated May 30, 2017
10.2**	Amendment to Advisory Board Agreement between BioLife4D Corporation and Sean Palecek, dated January 17, 2022
10.3**	Advisory Board Agreement between BioLife4D Corporation and Ibrahim T. Ozbolat, dated May 31, 2017
10.4**	Amendment to Advisory Board Agreement between BioLife4D Corporation and Ibrahim T. Ozbolat, dated January 14, 2022
10.5**	Advisory Board Agreement between BioLife4D Corporation and Janet Zoldan, dated June 8, 2017
10.6**	Amendment to Advisory Board Agreement between BioLife4D Corporation and Janet Zoldan, dated February 1, 2022
10.7**	Advisory Board Agreement between BioLife4D Corporation and Shayn Peirce-Cottler, dated July 11, 2017
10.8**	Amendment to Advisory Board Agreement between BioLife4D Corporation and Shayn Peirce-Cottler, dated February 1, 2022
10.9**	Advisory Board Agreement between BioLife4D Corporation and Jeffrey Morgan, dated August 23, 2017
10.10**	Amendment to Advisory Board Agreement between BioLife4D Corporation and Jeffrey Morgan, dated February 1, 2022
10.11**	Advisory Board Agreement between BioLife4D Corporation and Raimond Winslow, dated August 28, 2017
10.12**	Laboratory Service Agreement between BioLife4D Corporation and Northwestern University, dated November 1, 2017
10.13**	License Agreement between BioLife4D Corporation and Texas Medical Center, dated May 24, 2018
10.14**	First Amendment to License Agreement between BioLife4D Corporation and Texas Medical Center, dated July 3, 2018
10.15**	Second Amendment to License Agreement between BioLife4D Corporation and Texas Medical Center, dated October 29, 2018
10.16	Third Amendment to License Agreement between and BioLife4D Corporation and Texas Medical Center, dated February 7, 2022
10.17	Note Purchase Agreement between BioLife4D Corporation and EchoVenture, LLC, dated January 3, 2019
10.18	Extension to the Note Purchase Agreement between BioLife4D Corporation and EchoVenture, LLC, dated January 12, 2022
10.19	Advisory Board Agreement between BioLife4D Corporation and Stephen M. Simes, dated January 21, 2019
10.20	Note Purchase Agreement between BioLife4D Corporation and H Joseph Leitch, dated January 22, 2019
10.21	Extension to the Note Purchase Agreement between BioLife4D Corporation and H Joseph Leitch, dated January 13, 2022
10.22	Note Purchase Agreement between BioLife4D Corporation and 2 JWB 6P LLC, dated January 28, 2019
10.23	Extension to the Note Purchase Agreement between BioLife4D Corporation and 2 JWB 6P LLC, dated January 12, 2022
10.24	Note Purchase Agreement between BioLife4D Corporation and Millennium Automated Parking, Inc. and Julius S. Levine Trust, dated January 31, 2019
10.25	Extension to the Note Purchase Agreement between BioLife4D Corporation and Millennium Automated Parking, Inc., dated January 12, 2022
10.26	Extension to the Note Purchase Agreement between BioLife4D Corporation and Julius S. Levine Trust, dated January 12, 2022
10.27	Note Purchase Agreement between BioLife4D Corporation and Clayton A. Struve, dated January 31, 2019
10.28	Extension to the Note Purchase Agreement between BioLife4D Corporation and Clayton A. Struve, dated January 13, 2022
10.29	Employment Agreement between BioLife4D Corporation and Kathleen Ann Lewis, dated September 15, 2020
10.30	Engagement Letter between BioLife4D Corporation and The Hechtman Group LTD, dated July 22, 2021
10.31	Intelligent Office Membership Agreement between BioLife4D Corporation and Aspire Ventures, LLC d/b/a Intelligent Office of Lincolnshire, dated December 29, 2021
10.32	Platform-as-a-Service Monthly Service Agreement between BioLife4D Corporation and Advanced Solutions Life Sciences, LLC, dated December 20, 2021
10.33	Independent Advisor Agreement between BioLife4D Corporation and Ravi Birla, dated January 11, 2022
10.34	CFO Agreement between BioLife4D Corporation and Wesley Ramjeet, dated February 1, 2022
10.35	2022 Incentive and Nonstatutory Stock Option Plan to Employees, Directors, and Consultants of BioLife4D Corporation, dated February 3, 2022
10.36	2022 Restricted Stock Plan, dated February 3, 2022
14.1	Code of Business Conduct and Ethics and Insider Trading Policy dated February 14, 2022
23.1*	Consent of LJ Soldinger Associates, LLC
23.2*	Consent of FitzGerald Kreditor Bolduc Risbrough LLP (included in Exhibit 5)
24.1*	Power of attorney (See signature page of Registration Statement Form S-1)
99.1	Audit Committee Charter dated February 14, 2022
101.1*	Interactive Data File
107	Calculation of Filing Fee Tables

*	To be filed by amendment
**	Previously filed
†	Indicates management contract or compensatory plan

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo Grove, State of Illinois, on April __, 2022.

BIOLIFE4D CORPORATION

By:
Steven Morris
Chief Executive Officer, Secretary, and Chairman of the Board of Directors

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven Morris as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act) to this Registration Statement and to file the same, with all relevant exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer, Secretary, and Chairman of the Board of Director
Steven Morris	(Principal Executive Officer)

Chief Financial Officer
Wesley Ramjeet	(Principal Financial Officer and Principal Accounting Officer)

Director
Stephen Simes

Director
Lisa Kelley

II-5